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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July, 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X    Form 40-F
                               -------          -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                          ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                          ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No   X
                               ------   --------

     If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-        .
                                                      --------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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    We will close our shareholders' registry from July 22, 2004 through the date of extraordinary general meeting of shareholders to be determined and notified as described below. The shareholders who are registered in our shareholders registry as of July 21, 2004 will be entitled to exercise their voting rights at the extraordinary general meeting of shareholders. The date of the extraordinary general meeting of shareholders and the proposed agenda will be determined by, and notified to our shareholders upon, the resolution of our Board of Directors' meeting which is scheduled to be held on July 30, 2004.

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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            KOREA ELECTRIC POWER CORPORATION


                                            By: /s/ Kim, Myung Whan

                                            ------------------------------------
                                            Name: Kim, Myung Whan
                                            Title: General Manager

Date : July 2, 2004